UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: Scotia Institutional Funds (formerly, DundeeWealth Funds)

3.  Securities and Exchange Commission File No.:

811-21913

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]  Initial Application     [  ]  Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1055 Westlakes Drive, Suite 301

Berwyn, PA 19312

6.  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

David C. Lebisky

1055 Westlakes Drive, Suite 301

Berwyn, PA 19312

610-854-0902

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3Ia-l, .31a-2]:

BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

302.791.1247

BNY Mellon Investment Servicing (US) Inc.

760 Moore Road

King of Prussia, PA 19406

610.382.7938

The Bank of New York Mellon

2 Hanson Place

11th Floor

Brooklyn, NY 11217

718.315.4113

Foreside Fund Services, LLC

Three Canal Plaza

Portland, ME 04101

207.553.7110

Global Relay Communications, Inc.

220 Cambie Street, 2nd Floor

Vancouver, BC V6B 2M9

604.484.6630

JO Hambro Capital Management Limited

14 Ryder Street

London, UK

SW1Y 6QB

44.20.7747.5678

Mount Lucas Management LP

405 South State Street

Newtown, PA 18940

267.759.3500

Scotia Institutional Asset Management US, Ltd.

1 Adelaide Street East

Toronto, ON M5C 2V9

416.350.3250

Scotia Institutional Investments US, LP

1055 Westlakes Drive, Suite 301

Berwyn, PA 19312

610.854.0906

Smith Asset Management Group, L.P.

100 Crescent Court

Suite 1150

Dallas, TX 75201

214.880.4600

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

[X]	Open-end [ ] Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

 Delaware

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Scotia Institutional Investments US, LP (formerly, DundeeWealth US, LP) – Investment Adviser

1055 Westlakes Drive, Suite 301

Berwyn, PA 19312

ClariVest Asset Management LLC – Investment Sub-Adviser

3611 Valley Centre Drive, Suite 100

San Diego, CA 92130

JO Hambro Capital Management Limited – Investment Sub-Adviser

Ryder Court

14 Ryder Street

London, United Kingdom

SW1Y 6QB

Mount Lucas Management LP – Investment Sub-Adviser

405 South State Street

Newtown, PA 18940

Scotia Institutional Asset Management US, Ltd. (formerly, GCIS US, Ltd.) – Investment Sub-Adviser

1 Adelaide Street East

Toronto, ON M5C 2V9

Smith Asset Management Group, L.P. – Investment Sub-Adviser

100 Crescent Court - Suite 1150

Dallas, Texas 75201

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Since January 28, 2010:

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Prior to January 28, 2010:

PFPC Distributors, Inc. (now known as Foreside Funds Distributors LLC)

400 Berwyn Park, 899 Cassatt Road

Berwyn, PA 19312

13.  If the fund is a unit investment trust ("UlT") provide:

  N/A

  (a) Depositor's name(s) and addressees):

  (b) Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]  Yes        [  ]  No

If Yes, for each UIT state:

Name(s):

File No.: 8 1 1-

Business Address:

15. (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes        [  ]  No

If Yes, state the date on which the board vote took place:

On August 1, 2013, the Board of Trustees approved an Agreement and Plan of Reorganization with respect to the JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund.

On September 12, 2013, the Board of Trustees approved an Agreement and Plan of Reorganization and Termination with respect to the Smith Group Large Cap Core Growth Fund.

On November 19, 2013, the Board of Trustees approved an Agreement and Plan of Reorganization with respect to the Mount Lucas U.S. Focused Equity Fund.

On December 19, 2013, the Board of Trustees approved an Agreement and Plan of Reorganization with respect to the Dynamic U.S. Growth Fund.

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes        [  ]  No

If Yes, state the date on which the shareholder vote took place:

On October 18, 2013, the shareholders of the JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund approved the Agreement and Plan of Reorganization.

On January 30, 2014 (at a meeting adjourned from January 15, 2014), the shareholders of the Smith Group Large Cap Core Growth Fund approved the Agreement and Plan of Reorganization and Termination.

On March 7, 2014, the shareholders of the Mount Lucas U.S. Focused Equity Fund approved the Agreement and Plan of Reorganization.

On March 14, 2014, the shareholders of the Dynamic U.S. Growth Fund approved the Agreement and Plan of Reorganization.

If No, explain:

II.	Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes        [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The reorganization of each of the Funds took place at the close of business on the dates listed below:

JOHCM Emerging Markets Opportunities Fund - November 15, 2013

JOHCM Global Equity Fund - November 15, 2013

JOHCM International Select Fund – November 15, 2013

Smith Group Large Cap Core Growth Fund - February 21, 2014

Mount Lucas U.S. Focused Equity Fund – March 24, 2014

Dynamic U.S. Growth Fund - March 21, 2014

(b)  Were the distributions made on the basis of net assets?

[X]  Yes        [  ]  No

(c)  Were the distributions made pro rata based on share ownership?

[X]  Yes        [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)    Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes        [  ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes        [  ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

[X]  Yes        [  ]  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

0

(b)	Describe the relationship of each remaining shareholder to the fund:

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes        [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ]  Yes        [X]  No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

 [  ]  Yes        [  ]  No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]  Yes        [X]  No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

JO Hambro Funds – $140,318

Smith Group Large Cap Core Growth Fund - $21,946

Mount Lucas U.S. Focused Equity Fund -$115,027

Dynamic U.S. Growth Fund - $209,601

(ii)  Accounting expenses:

JO Hambro Funds – $18,000

Smith Group Large Cap Core Growth Fund - $6,000

Mount Lucas U.S. Focused Equity Fund - $12,000

Dynamic U.S. Growth Fund - $19,000

(iii)  Other expenses (list and identify separately):

JO Hambro Funds

Shareholder Meeting/Printing - $21,116

TA Conversion - $32,000

Smith Group Large Cap Core Growth Fund

Shareholder Meeting/Printing - $9,969

TA Conversion - $16,000

Blue Sky - $25

Mount Lucas U.S. Focused Equity Fund

Shareholder Meeting/Printing - $25,370

Blue Sky - $140

Dynamic U.S. Growth Fund

Shareholder Meeting/Printing - $44,621

Blue Sky - $3,289

(iv)  Total expenses (sum of lines (i)-(iii) above):

JO Hambro Funds – $211,434

Smith Group Large Cap Core Growth Fund - $53,940

Mount Lucas U.S. Focused Equity Fund - $152,537

Dynamic U.S. Growth Fund - $276,511

(b)  How were those expenses allocated?

The expenses related to the reorganization of each series were separately tracked for that series and were paid by the following:

JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund – JO Hambro Capital Management Limited

Smith Group Large Cap Core Growth Fund – Smith Asset Management Group, L.P.

Mount Lucas U.S. Focused Equity Fund – Mount Lucas Management LP

Dynamic U.S. Growth Fund - Scotia Institutional Asset Management US, Ltd.

(c)  Who paid those expenses?

 See response to question 22(b).

(d)  How did the fund pay for unamortized expenses (if any)?

  N/A

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes        [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes        [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes        [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

Acquired Fund	Acquiring Fund
JOHCM Emerging Markets Opportunities Fund	JOHCM Emerging Markets Opportunities Fund, a series of Advisers Investment Trust
JOHCM Global Equity Fund	JOHCM Global Equity Fund, a series of Advisers Investment Trust
JOHCM International Select Fund	JOHCM International Select Fund, a series of Advisers Investment Trust
Smith Group Large Cap Core Growth Fund	Smith Group Large Cap Core Growth Fund, a series of Managed Portfolio Series
Mount Lucas U.S. Focused Equity Fund	Mount Lucas U.S. Focused Equity Fund, a series of FundVantage Trust
Dynamic U.S. Growth Fund	Dynamic U.S. Growth Fund, a series of The RBB Fund, Inc.

(b)  State the Investment Company Act file number of the fund surviving the Merger: 811-___

JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund of Advisers Investment Trust: 811-22538

Smith Group Large Cap Core Growth Fund of Managed Portfolio Series: 811-22525

Mount Lucas U.S. Focused Equity Fund of FundVantage Trust: 811-22027

Scotia Dynamic U.S. Growth Fund of The RBB Fund, Inc.: 811-5518

(c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund of Advisers Investment Trust – SEC Accession No. 0001193125-13-354194; Form N-14/A; August 30, 2013

Smith Group Large Cap Core Growth Fund – SEC Accession No. 0000894189-13-006381; 497; November 21, 2013

Mount Lucas U.S. Focused Equity Fund – SEC Accession No. 0001104659-14-003558; 497; January 22, 2014

Dynamic U.S. Growth Fund - SEC Accession No. 0001104659-14-005619; Form N-14/A; January 31, 2014

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Scotia Institutional Funds (ii) he is the President, Secretary and Chief Compliance Officer of Scotia Institutional Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ David C. Lebisky

David C. Lebisky